May 27, 2015

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Era Anagnosti

Re:	Western Alliance Bancorporation

Registration Statement on Form S-4 (File No. 333-203553)

Request for Acceleration of Effective Date

Dear Ms. Anagnosti:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Western Alliance Bancorporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-4 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on May 28, 2015, or as soon thereafter as possible. The Company also requests the Commission to confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

WESTERN ALLIANCE BANCORPORATION

/s/ Randall S. Theisen
By: Randall S. Theisen
Title: Executive Vice President and General Counsel